EXHIBIT 99.1

Hydro Reduces 2006 Oil and Gas Production Target

OSLO, Norway, June 30, 2006 (PRIMEZONE) -- Norsk Hydro ASA has revised its oil and gas production target for 2006 down with about 5 percent from 615,000 to 585,000 barrels of oil equivalents per day (boed). The reduction of 30,000 boed is equally divided between Hydro's Norwegian and international portfolio and is mainly due to unforeseen events in Norway, Canada and U.S. Gulf of Mexico, and somewhat lower gas export from Norway than planned.

Hydro is experiencing production shortfall from the non-Hydro-operated fields in Norway, primarily due to the unplanned shutdown of the Visund field and delayed production build-up from new fields and delayed drilling of production wells at other fields.

Internationally, Hydro's short-term production outlook in the U.S. Gulf of Mexico continues to be negatively impacted by the high demand for oil and gas services following hurricanes in 2005 resulting in lower production on the shelf. In addition, deepwater production has been lower than Hydro's initial projections. In Canada the Terra Nova field will be out of production until September due to mechanical problems and an extended maintenance shutdown.

Hydro-operated fields in Norway are producing according to plan. The Grane field continues to produce above planned levels, and compensates for somewhat reduced production from other fields.

Any negative consequences of the ongoing oil services strike on the Norwegian Continental Shelf have not been accounted for in the revised target.

Hydro's oil and gas production in the second quarter 2006 is estimated to be about 535,000 boed of which 32 percent is gas.

The revised production target for 2006 is a result of delayed production and has no impact on Hydro's oil and gas reserves.

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Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected," "scheduled," "targeted," "planned,", "proposed," "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information -- Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor contact: Idar Eikrem
Telephone: +47 22533273
Cellular: +47 95028363
E-mail: Idar.Eikrem@hydro.com

Press contact: Cecilie Ditlev-Simonsen
Telephone: +47 22532097
Cellular: +47 41559250
E-mail: Cecilie.Ditlev-Simonsen@hydro.com

Investor contact: Stefan Solberg
Telephone: +47 22533539
Cellular: +47 91727528
E-mail: Stefan.Solberg@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo
Norway
Telephone: +47 22 53 81 00
Fax: +47 22 53 27 25
www.hydro.com